SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM 11-K


        [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1999

                               OR

        [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ______ to ______

                  Commission file number 1-707

              A.   Full title of the Plan:

                   Kansas City Power & Light Company
                   Cash or Deferred Arrangement
                   (Employee Savings Plus Plan)
                   (hereinafter referred to as "Plan")


              B.   Name of issuer of the securities held
                   pursuant to the Plan and the address
                   of its principal executive office:

                   Kansas City Power & Light Company
                   1201 Walnut
                   Kansas City, Missouri 64106-2124

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Financial Statements, Supplemental Schedules and Exhibits
Contents
------------------------------------------------------------------------------


                                                                 Page

Report of Independent Accountants                                   1

Report of Independent Auditors                                      2

Financial Statements:

  Statement of Net Assets Available for Benefits
      as of December 31, 1999 and 1998                              3

  Statement of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 1999 and 1998                4

  Notes to Financial Statements                                  5-14


Supplemental Schedules:

  Schedule H, Line 4i - Schedule of Assets Held for Investment
      Purposes as of December 31, 1999                             15

  Schedule H, Line 4j - Schedule of Reportable Transactions
      for the year ended December 31, 1999                         16



Exhibits:

  Consent of Independent Accountants                        Exhibit 1

  Consent of Independent Auditors                           Exhibit 2

               Report of Independent Accountants


The Administrative Committee
Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan

We have audited the accompanying statement of net assets available for benefits of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan (the
Plan) as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Kansas City, Missouri
June 23, 2000

                Report of Independent Auditors

The Administrative Committee
Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan

We have audited the accompanying statement of net assets available for benefits of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan (the
Plan) as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements.   An audit  also  includes assessing the
accounting principles used and significant estimates made by management, as well as evaluating the overall financial
statement presentation.   We believe  that  our audit provides a
reasonable  basis  for  our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.


                                           /s/Ernst & Young LLP

Kansas City, Missouri
June 11, 1999

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998
------------------------------------------------------------------------------


         Assets                                       1999          1998

Investments at fair value:
 Kansas City Power & Light Stock Fund            $ 69,163,105  $ 89,135,730
 Fidelity Managed Income Portfolio                 10,154,490     9,149,784
 Fidelity Puritan Fund                             18,467,141    19,258,447
 Fidelity Magellan Fund                            59,177,346    47,434,268
 Fidelity Asset Manager Fund                        2,250,673     1,812,232
 Fidelity OTC Portfolio                            11,394,570     5,142,776
 Fidelity Overseas Fund                             3,429,599     2,378,507
 Fidelity Blue Chip Growth Portfolio                5,766,495     1,318,563
 Fidelity Freedom Income Fund                         405,938       136,097
 Fidelity Freedom 2000 Fund                           323,014        54,842
 Fidelity Freedom 2010 Fund                           370,236       294,050
 Fidelity Freedom 2020 Fund                           459,730       133,883
 Fidelity Freedom 2030 Fund                           255,231        74,415
 Loans to participants                              5,476,981     5,887,704
                                                  -----------   -----------
Total investments                                 187,094,549   182,211,298
                                                  -----------   -----------
Receivables:
 Contributions:
  Employer                                            122,295             -
  Employee                                            417,265             -
 Loan payments from participants                       95,699             -
                                                  -----------   -----------
    Total receivables                                 635,259             -
                                                  -----------   -----------
    Total net assets available for benefits      $187,729,808  $182,211,298
                                                  -----------   -----------
                                                  -----------   -----------


The accompanying notes are an integral part of these financial statements.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
------------------------------------------------------------------------------

                                                       1999           1998
          Additions

Investment income:
 Net appreciation (depreciation)
   in fair value of investments                    $(11,687,929)   $ 11,062,578
 Dividends                                           12,802,834       9,677,125
 Interest:
  Investments                                           587,793         483,879
  Money market                                            4,759           7,575
  Loans                                                 621,338         506,912
                                                     ----------      ----------
    Net investment income                             2,328,795      21,738,069
                                                     ----------      ----------
 Contributions:
  Employee                                            9,075,626       8,657,892
  Employer                                            3,187,453       2,777,009
  Reimbursed commissions                                 68,560          49,768
  Forfeitures                                            15,092          11,655
                                                     ----------      ----------
    Total contributions                              12,346,731      11,496,324
                                                     ----------      ----------

    Total additions                                  14,675,526      33,234,393
                                                     ----------      ----------
Deductions

Distribution to participants                          9,150,620       6,466,088
Transfer to another plan                                      -         490,877
Forfeited benefits                                        6,396          17,871
                                                     ----------      ----------
    Total deductions                                  9,157,016       6,974,836

Net increase in net assets
  available for plan benefits                         5,518,510      26,259,557

Net assets available for benefits:
 Beginning of year                                  182,211,298     155,951,741
                                                    -----------     -----------
 End of year                                      $ 187,729,808   $ 182,211,298
                                                    -----------     -----------
                                                    -----------     -----------

The accompanying notes are an integral part of these financial statements.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements
------------------------------------------------------------------------------

1.   Description of the Plan:

     The following description of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     The Plan is designed to encourage and assist employees of Kansas City Power and Light Company (the Company) to adopt a regular savings and investment program for long-term needs, especially retirement. The Company is the plan administrator and United Missouri Bank, N.A. (UMB) is the trustee. The Administrative Committee is the fiduciary of the Plan and has the responsibility of establishing the rules under which the Plan is run.

     The Plan is a contributory defined contribution plan available to permanent full- and part-time employees of the Company, KLT Inc., KLT Power Inc., KLT Gas Inc. and KLT Telecom, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Eligibility and Employee Contributions

     Employees are immediately eligible to make elective contributions to the Plan. Employees beginning employment during the first 15 days of a month, can begin participating in the Plan the first day of the following month. If an employee's first day of employment is after the 15th of the month, he/she is eligible to participate in the Plan the first day of the next following month.

     Participants can contribute any whole percentage of their base pay from 2% to 12% (see note 5), to the Plan, except that contributions may not exceed the maximum allowable under the law. The maximum individual contribution allowed for 1999 and 1998 was $10,000. Other special limitations may reduce the participant elective and Company matching maximum contribution amounts for highly compensated employees.

     Company Matching Contributions

     The Company contributes an amount equal to 50% of the employee's elective contribution, not to exceed 3% of base pay, as defined in the Plan. Company contributions may be made in cash, Company stock, or a combination thereof. Company contributions will be invested in the common stock of the Company at all times. The Company begins matching employee contributions when the employee completes one year of service.

     Effective February 24, 1999, the Plan was amended to allow participants who have attained the age of 55 to transfer funds in their Company-Match Account to any investment fund offered under the Plan.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

     Rollovers

     Participants   may  elect  to  transfer  funds   from   another
     qualified retirement plan to the Plan, with permission from the Administrative Committee.

     Vesting and Forfeitures

     Participants are 100% vested in their elective contribution and rollover accounts at all times. Participants who retire after age 55, die or become totally and permanently disabled while an employee of the Company are considered 100% vested in the Company-Match Account, regardless of their length of service with the Company.

     Vesting of the Company-Match Account for participants who leave the Company for a reason other than death, disability or retirement is based on years of service for vesting. A year of service for Plan purposes is defined as any year in which an employee completes at least 1,000 hours of service with the Company. Generally all years of service with the Company are taken into account in computing years of service for vesting. Participants who accrue two years of service prior to termination of employment are 20% vested. Participants are credited with 20% additional vesting each year thereafter, with full vesting after six years of service.

     The portion of the Company-Match Account that is not vested is forfeited by terminating participants. Forfeitures are used to reduce future Company matching contributions. The 1999 and 1998 forfeited benefits were $6,396 and $17,871, respectively. The Company used forfeiture credits of $15,092 and $11,655 for 1999 and 1998, respectively, to reduce the matching contributions.

     Investment of Accounts

     Investment of Elective Contribution and Rollover Accounts - Participants may direct (in 5% increments) the investment of their elective contribution and rollover accounts in one or more of the following 13 investment funds:

     (i) KCPL Stock Fund - A fund designed to invest solely in the Company's common stock.

     (ii) Fidelity Managed Income Portfolio (MIP) - A collective investment trust that seeks to preserve capital and provide a competitive level of income over time.

     (iii) Fidelity Puritan Fund - A growth and income fund that seeks income consistent with preservation of capital by investing in a broadly diversified portfolio of common stock, preferred stock and bonds, including lower-quality, high-yield debt securities.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

     (iv) Fidelity Magellan Fund - A growth fund that seeks long-term capital appreciation by investing in stocks of companies with potentially above average growth potential and a corresponding higher level of risk.

     (v) Fidelity Asset Manager Fund - An asset allocation fund that seeks high total return with reduced risk over the long term by investing in domestic and foreign equities, bonds and short-term instruments.

     (vi) Fidelity OTC Portfolio - A growth fund that seeks long-term capital appreciation by investing in securities traded on the over-the-counter securities market.

     (vii) Fidelity Overseas Fund - An international growth fund that seeks long-term capital growth by investing in foreign securities that include common stock, securities convertible into common stock and debt instruments.

     (viii) Fidelity Blue Chip Growth Fund - A growth fund that seeks long-term capital growth by investing mainly in common stocks of well-known and established companies.

     (ix) Fidelity Freedom Income Fund - A high current income fund which also has a secondary objective, capital appreciation. The fund invests in a combination of Fidelity funds allocating assets according to a stable target asset allocation that emphasizes fixed income and money market funds but also includes equity funds.

     (x) Fidelity Freedom 2000 Fund - A high total return fund that invests in a combination of Fidelity equity, fixed income and money market funds and allocates its assets among those funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. Targeted to investors expected to retire around the year 2000.

     (xi) Fidelity Freedom 2010 Fund - A high total return fund that invests in a combination of Fidelity equity, fixed income and money market funds and allocates its assets among those funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

     (xii) Fidelity Freedom 2020 Fund - A high total return fund that invests in a combination of Fidelity equity, fixed income and money market funds and allocates its assets among those funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

     (xiii) Fidelity Freedom 2030 Fund - A high total return fund that invests in a combination of Fidelity equity, fixed income and money market funds and allocates its assets among those funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

     As of December 31, 1999, 1,845 employees were participating in the Plan, 1,175 of whom were investing their elective contributions in more than one of the available options of the Plan. There were 66 employees contributing only to Fidelity MIP, 32 employees contributing only to the Fidelity Puritan Fund, 152 employees contributing only to the Fidelity Magellan Fund, 3 employees contributing only to the Fidelity Asset Manager Fund, 24 employees contributing only to the Fidelity
     OTC Portfolio, 4 employees contributing only to the Fidelity Overseas Fund, 349 employees contributing only to the KCPL Stock Fund, 1 employee contributing only to the Freedom Income Fund, 4 employees contributing only to Freedom 2000 Fund, 3 employees contributing only to Freedom 2010, 6 employees contributing only to Freedom 2020, 3 employees contributing only to Freedom 2030 and 23 employees contributing only to the Fidelity Blue Chip Growth Portfolio.

     Participants also have the opportunity to change how their past savings in their elective and rollover accounts are invested. Participants can make such changes on a daily basis. Participants making such elections will have their fund shares sold, the proceeds transferred and fund shares purchased per their request.

     The nonparticipant-directed portion of the KCPL Stock Fund consisted of 1,463,798 shares valued at $32,295,036 and 1,373,495 shares valued at $40,689,749 at December 31, 1999 and 1998, respectively.

     Allocation of Investment Income

     The trustee allocates investment income based on the shares held by participants in their individual accounts. Individual accounts are valued on each business day by the trustee to reflect the current market value of the investments.

     If contributions or participant transfers received by the trustee cannot be immediately invested in the investment funds, the moneys are held in an interest-bearing UMB Money Market Fund. Some distributions may also be invested in the money market fund prior to payment to the participant. Any interest earned is allocated back to the investment accounts based on the amounts originally transferred.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

     Termination Payments

     Participants who leave the Company as a result of termination, retirement or permanent disability may receive the entire amount of their account in a one lump-sum payment, rollover their account to another trustee or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in installment payments over a period of no more than three years. Payment will commence no later than 60 days after the December 31 coinciding with or following the date of the participant's death.

     Terminated  employees  may  elect to defer  their  distribution until age 62. The deferred totals for participants not required to receive distributions in the next calendar year are $8,409,530 and $10,376,119 as of December 31, 1999 and
     1998, respectively.

     Loans to Participants

     The Plan allows participants to borrow against their vested account balance to obtain either an installment or residential loan. Other than by obtaining a loan, the Plan does not provide for in-service withdrawals from elective accounts, rollover accounts or Company-Match Accounts. Distributions are made only upon retirement, disability, termination of employment or death.

     An installment loan may be used for any purpose, whereas a residential loan must be used for the purchase of the participant's primary residence. The maximum loan terms for installment and residential loans are five and 15 years, respectively. A participant may have no more than one of each type of loan outstanding at the same time.

     For all loans issued through October 1989, if the participant's account balance was $20,000 or less, a maximum of 80% of the vested account balance, not to exceed $10,000, could be borrowed. If the account balance was more than
     $20,000, 50% of the vested account balance, not to exceed $50,000, could be borrowed. The interest rate for these loans was based on the Fidelity GIC Group Trust interest rate of 8.31%.

     For loans issued after November 1, 1989, the maximum amount that a participant can borrow is 50% of their vested account balance, not to exceed $50,000. The interest rate for these loans is UMB's prime rate plus 2%. The minimum amount a participant can borrow is $1,000.

     Principal and interest on all loans is repaid to the participant's individual accounts based on their current contribution allocation election. All loans are repaid by payroll deduction except when paid in full in advance or the unpaid principal is deducted from a total distribution which results from a death, disability, retirement or termination.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

     Commissions and Administrative Expenses

     Total 1999 and 1998 commissions were $68,560 and $49,768, respectively. Commissions paid by the Plan for purchases and sales of Company common stock are netted against distributions and contributions and are reimbursed by the Company.

     Administrative expenses are also paid by the Company. During the years ended December 31, 1999 and 1998, a net of $(71,362) and $(39,969), respectively, in costs for the administration of the Plan were billed to the Company by the Trustee after deducting plan expense reimbursements from Fidelity Investment.

     Related-Party and Party-In Interest Transactions

     The trustee is authorized under contract provisions and ERISA regulations to invest in funds under its control and in securities of the Company.

     In 1999, purchases and sales in the KCPL Stock Fund under the trustee's control totaled $14,540,933 and $11,889,397, respectively. In 1998, purchases and sales in the KCPL Stock Fund under the trustee's control totaled $12,264,877 and $8,012,960, respectively.

     Temporary cash balances are invested on a daily basis in short-term investment funds under the trustee's control. Although those temporary cash balances are not material to the Plan's financial statements, in 1999 there were 689 purchases and 676 sales in the UMB Money Market Fund totaling $18,513,010 and $18,578,271, respectively. There were 476 purchases and 490 sales in the UMB Money Market Fund totaling $19,738,449 and $19,742,933, respectively, in 1998.

2.   Summary of Significant Accounting Policies:

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Valuation of Investments

     Investments of the Plan are valued at fair value based on quoted market prices on the last business day of the plan year. Loans to participants are valued based on outstanding principal amounts owed on the last business day of the plan year as reported to the Plan by the trustee.

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Financial Statement Presentation

     On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Deferred Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3") which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. SOP 99-3 is effective for financial statements for Plan years ending after December 15, 1999. Accordingly, the accompanying financial statements for both 1998 and 1999 do not include details of the Plan's participant-directed investment programs.

     Net Appreciation (Depreciation) in Fair Value of Investments

     The Plan presents in the statement of changes in net assets availble for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3.   Investments:

     The Plan's investments are held by UMB. The following tables present the Plan's investments including separate identification of investments that represent 5% or more of the Plan's net assets available for benefits. During 1999 and 1998, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

                                             Realized and
                                            Unrealized Net
                                             Appreciation
                                            (Depreciation)    Fair Value
                                             in Fair Value      at End
                                              During Year       of Year

Year ended December 31, 1999:
 Investments at fair value as determined by
  quoted market price:
  Kansas City Power & Light Stock Fund $ (22,692,927) $ 69,163,105 Fidelity Investment Funds:
   Managed Income Portfolio Fund                        -       10,154,490
   Puritan Fund                                   (975,391)     18,467,141
   Magellan Fund                                 6,470,693      59,177,346
   Asset Manager Fund                              116,534       2,250,673
   OTC Portfolio                                 3,640,409      11,394,570
   Overseas Fund                                   801,664       3,429,599
   Blue Chip Growth Portfolio                      801,054       5,766,495
   Freedom Income Fund                               4,624         405,938
   Freedom 2000 Fund                                17,166         323,014
   Freedom 2010 Fund                                37,939         370,236
   Freedom 2020 Fund                                55,799         459,730
   Freedom 2030 Fund                                34,507         255,231
                                               -----------     -----------
                                               (11,687,929)    181,617,568
 Investments at estimated fair value:
  Loans to participants, 7.75% to 12%                    -       5,476,981
                                              ------------     -----------
                                            $  (11,687,929)   $187,094,549
                                              ------------     -----------
                                              ------------     -----------

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

                                             Realized and
                                            Unrealized Net
                                             Appreciation
                                            (Depreciation)    Fair Value
                                             in Fair Value       at End
                                              During Year       of Year

Year ended December 31, 1998:
 Investments at fair value as determined by
  quoted market price:
  Kansas City Power & Light Stock Fund        $   (774,899)  $  89,135,730
  Fidelity Investment Funds:
   Managed Income Portfolio Fund                         -       9,149,784
   Puritan Fund                                    771,994      19,258,447
   Magellan Fund                                 9,714,854      47,434,268
   Asset Manager Fund                              (85,805)      1,812,232
   OTC Portfolio                                 1,119,461       5,142,776
   Overseas Fund                                   204,113       2,378,507
   Blue Chip Growth Portfolio                       91,925       1,318,563
   Freedom Income Fund                               1,897         136,097
   Freedom 2000 Fund                                  (326)         54,842
   Freedom 2010 Fund                                 2,042         294,050
   Freedom 2020 Fund                                14,117         133,883
   Freedom 2030 Fund                                 3,205          74,415
                                               -----------    ------------
                                                11,062,578     176,323,594
 Investments at estimated fair value:
  Loans to participants, 7.75% to 12%                    -       5,887,704
                                               -----------    ------------

                                              $ 11,062,578   $ 182,211,298
                                               -----------    ------------
                                               -----------    ------------

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

4.   Income Tax Status:

     The Plan has received a determination letter from the Internal Revenue Service dated July 16, 1998 stating that the Plan is qualified under Section 401(1) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the last tax determination letter. However, the Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.   Subsequent Event:

     Effective January 1, 2000, the Plan was amended to allow participants to contribute up to 15% of their base pay to the Plan.

6.   Form 5500:

     The Form 5500 has not yet been completed for the year ended December 31, 1999.

                     SUPPLEMENTAL SCHEDULES

Kansas City Power & Light Company
Cash or Deferred Arrangement Employee Savings Plus Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999
------------------------------------------------------------------------------

                                          Number
                                         of Shares                  Current
Identity of Issuer                       or Units        Cost        Value
------------------------------------------------------------------------------

Corporate Stocks:
 Kansas City Power & Light Company*      3,134,897  $  74,987,744 $ 69,163,105

Registered Investment Companies:
 Fidelity Managed Income Portfolio      10,290,852     10,294,145   10,154,490
 Fidelity Puritan Fund                     970,423     16,863,042   18,467,141
 Fidelity Magellan Fund                    433,121     37,721,263   59,177,346
 Fidelity Asset Manager Fund               122,452      2,141,459    2,250,673
 Fidelity OTC Portfolio                    167,641      6,952,818   11,394,570
 Fidelity Overseas Fund                     71,435      2,452,489    3,429,599
 Fidelity Blue Chip Growth Portfolio        95,932      4,920,820    5,766,495
 Fidelity Freedom Income Fund               35,829        400,589      405,938
 Fidelity Freedom 2000 Fund                 24,866        310,340      323,014
 Fidelity Freedom 2010 Fund                 24,898        339,865      370,236
 Fidelity Freedom 2020 Fund                 28,067        396,076      459,730
 Fidelity Freedom 2030 Fund                 15,120        220,654      255,231
Participant loans, 7.75% to 12%                                 -    5,476,981
                                                       ----------  -----------
                                                     $158,001,304 $187,094,549
                                                     ------------ ------------
                                                     ------------ ------------

*Party-in-interest to the Plan.


                                                                                             Current
                                                                    Expense                  value of
                                                                    incurred                 asset on
Identity of                                Purchase     Selling      with          Cost     transaction       Net
Party Involved    Description of asset      price        price    transaction    of asset      date           gain
UMB Bank, N.A.**  Money market account  $18,513,010  $         -  $         -  $18,513,010  $18,513,010   $        -
UMB Bank, N.A.**  Money market account            -   18,578,271            -   18,578,271   18,578,271            -
UMB Bank, N.A.**  Kansas City Power &
                   Light Company Stock
                   Fund                  14,540,933            -       37,208   14,578,141   14,578,141            -
UMB Bank, N.A.**  Kansas City Power
                   Light Company Stock
                   Fund                           -   11,889,397       31,962   10,938,890   11,857,435      918,545
Fidelity
 Investments      Fidelity Magellan       4,908,101            -            -    4,908,101    4,908,101            -
Fidelity           Fund
 Investments      Fidelity Magellan               -    4,489,578            -    3,007,887    4,489,578    1,481,691
                   Fund


* Any single transaction within the plan year that involves more than 5% of the current value of plan assets or any series of transactions within the plan year with or in conjunction with the same person that, when aggregated, involves more than 5% of the current value of plan assets.

**   Party-in-interest to the Plan.


                          SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings
Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  EMPLOYEE SAVINGS PLUS PLAN
                             (
                             (
                             (By: /s/B. M. Tate
                             (    B. M. Tate, Chairman
                             (
                             (
                             (    /s/F. L. Branca
                             (    F. L. Branca, Member
                             (
                             (
                             (    /s/J. S. Latz
                             (    J. S. Latz, Member


June 28, 2000

                                                      Exhibit 1


              Consent of Independent Accountants

We consent to the incorporation by reference in the registration statement of Kansas City Power & Light Company on Form S-8 (File No. 333-32636) of our report dated June 23, 2000, on our audit of the financial statements and supplemental schedules of Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of and for the year ended December 31, 1999, which report is included in this Annual Report on Form 11-K.


                                  /s/PricewaterhouseCoopers LLP


Kansas City, Missouri
June 28, 2000

                                                      Exhibit 2



                Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (Form S-8 No. 333-32636) pertaining to the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan of Kansas City Power & Light Company of our report dated June 11, 1999, with respect to the financial statements of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of and for the year ended December 31, 1998, which is included in this Annual Report (Form 11-K) for the year ended December 31, 1999.


                                           /s/Ernst & Young LLP


Kansas City, Missouri
June 28, 2000